Exhibit 23.4

CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated March 31, 2026 with an effective date of December 31, 2025 (the “Connacher Reserves Report”) evaluating the bitumen reserves and the present value of the estimated future net revenues associated with such reserves associated with Connacher Oil and Gas Limited’s Great Divide property.

We hereby consent to the references to our name and to the use of the Connacher Reserves Report, and the information derived from the Connacher Reserves Report, as described or incorporated by reference in this Registration Statement on Form F-10 of Greenfire Resources Ltd., including the prospectus included therein, filed or to be filed with the United States Securities and Exchange Commission. We also consent to the filing of this consent as an exhibit to the Registration Statement.

Yours truly,

/s/ GLJ Ltd.
GLJ Ltd.

July 27, 2026